June 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Martin James, Senior Assistant Chief Accountant Li Xiao/Kate Tillan, Assistant Chief Accountant
Re:	AU Optronics Corp. Form 20-F for the Year Ended December 31, 2015 Filed March 21, 2016 File No. 001-31335

Dear Mr. James, Ms. Xiao and Ms. Tillan:

This letter sets forth the response of AU Optronics Corp. (the “Company”) to the comments the Company received from the staff of the Securities and Exchange Commission (the “Staff”) dated June 14, 2016 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2015.

For your convenience, we have included herein each of the Staff’s comments in bold italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Consolidated Results of Operations for the Years Ended December 31, 2015 and 2014

Income Tax Expense, page 49

1.	Please refer to comment 1. Please tell us where the holding companies are located and their respective statutory income tax rates. Also tell us the reason you attributed a similar amount of tax rate benefit at both the subsidiary and the holding companies within a consolidated group.

Response

The holding company of the said Japan subsidiary is located in Taiwan and subject to a local statutory rate of 17%. The Company and its subsidiaries filed their respective income taxes return in their respective tax jurisdictions on an individual basis. The loss of the Japan subsidiary was picked up by the holding company under the equity method. In preparing the consolidated income tax rate reconciliation disclosure, the Company has summarized the operation results and reconciliation information from each consolidated entity’s individual income tax return and the abovementioned losses were captured in the “profit before tax” line item for both the Japan subsidiary and the Taiwan holding company. The related tax effects were therefore captured at the “effect of the different subsidiary income tax rate” line item. The total tax effect of above mentioned equity pick-up by the holding company amounted to NT$1,467 million and attributed to a 19% decrease of annual effective tax rate in 2015.

As our management had determined that the income tax benefit of equity loss pick-up at the holding company level is not probable that the tax loss carried forward related to the equity loss pick-up at the holding company level will be utilized, no deferred tax assets or income tax benefit were recognized. Accordingly, the aforementioned reduction in the effective tax rate was offset by the corresponding amounts captured in the “effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credit” line item of the income tax rate reconciliation disclosure note. We considered it is appropriate to present the tax effects related to the holding company separately in the reconciliation.

We advise the Staff that we plan to enhance our disclosure to provide additional information or separately present these reconciling items in future years’ filings.

Item 18. Financial Statements

Note 13. Property, Plant, and Equipment, page F-47

2.	Please refer to comment 2. Please describe your assessment to us in further detail by responding to the following:

•	Tell us the number of CGUs you identified and assessed.

•	Tell us which measure you used for the recoverable amount (i.e., value in use or fair value less costs to sell).

•	Describe your key assumptions in determining the respective recoverable amount.

•	Tell us whether you have any CGUs that are at risk of failing the impairment test and the corresponding excess of recoverable amount over carrying value.

Response

As of December 31, 2015, our management have identified the following CGUs for the purposes of impairment assessment: Display CGU, Backlight and TV set CGU, Solar CGU, Solar Upstream CGU and Polysilicon CGU.

Our management concluded that no impairment indicator existed as of December 31, 2015 with respect to the Solar Upstream CGU and therefore no further impairment testing was considered necessary for this CGU. For the Polysilicon CGU, with the decision to cease the production of polysilicon, the recoverability of the long-term assets within this CGU was assessed based on the estimated fair value less cost to sell (“FVLCS”) model. We have measured the recoverable amount of all other CGUs based on the value in use (“VIU”) model.

For Polysilicon CGU and certain assets within Backlight and TV set CGU which is low in utilization, our management have recognized impairment loss accordingly as its recoverable amount is lesser than its carrying value. Please refer to our disclosure in page F-49 of our Form 20-F.

For the major key assumptions in our VIU model of the other CGUs are pre-tax weighted average cost of capital (“WACC”) which ranged from 9.81% to 14.63% (Display CGU:11.17%; Backlight and TV set CGU:9.81%; Solar CGU:14.63%) and average compound sales growth rate for cash flows beyond five years which ranged from -1.2% to 0.4% (Display CGU:-0.3%; Backlight and TV set CGU:0.4%; Solar CGU: -1.2%).

We believed that the other CGUs are not at risk of failing the impairment test as the recoverable amount is higher than its respective carrying value with the excess ranging from 14% to 35%.

* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate to contact the undersigned by telephone at (886) 3-500-8800 by fax at (886) 3-564-3370, or by email at IR@auo.com, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

AU Optronics Corp.

/s/ Benjamin Tseng

Name: Benjamin Tseng

Title: Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP

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